SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No._____)*


                                  Quipp, Inc.
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                                (Name of Issuer)

                         Common Stock, $.01 par value
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                        (Title of Class of Securities)

                                  748802-10
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                                (CUSIP Number)

                              Mr. David H. Cox
                          Jackson & Campbell, P.C.
                         1120 Twentieth Street, N.W.
                                 South Tower
                        Washington, D.C.  20036-3437
                                202-457-1600
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          (Name, Address and Telephone Number of Person Authorized
                   To Receive Notices and Communications)

                               July 5, 2001
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          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box / /.

     Note: Schedules filed in paper format shall include a signed original And five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP NO. 748802-10                   13D                      PAGE 2 OF 8 PAGES
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1  NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)
   Berno, Gambal & Barbee, Inc.     54-1712996
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See instructions)
       (a) [ ]
       (b) [X]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS (See Instructions)

   OO--funds of investment advisory clients
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   TO ITEM 2(d) OR 2 (e)                                                   [ ]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                     7  SOLE VOTING POWER
  NUMBER OF
                            74,025 SHARES
   SHARES           ------------------------------------------------------------
                     8  SHARED VOTING POWER
BENEFICIALLY
                            NONE
OWNED BY EACH       ------------------------------------------------------------
                     9  SOLE DISPOSITIVE POWER
  REPORTING
                            74,025 SHARES
 PERSON WITH        ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                            NONE
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            74,025 SHARES
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
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13 PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.4%
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14 TYPE OF REPORTING PERSON (See Instructions)

         IA



CUSIP NO. 748802-10                 13D                        PAGE 3 OF 8 PAGES
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ITEM 1. SECURITY AND ISSUER

     The class of securities to which this Statement on Schedule 13D relates is the Common Stock, $.01 par value ("the Common Stock"), of Quipp, Inc., a Florida corporation ("the Company"). The principal executive offices of the Company are located at 4800 N.W. 157th Street, Miami, FL 33014.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name of Person Filing:  Berno, Gambal & Barbee, Inc.
     (b)  Address of Principal Business Office:
            1100 North Glebe Road, Suite 1040
            Arlington, VA   22201-4798
     (c)  Citizenship:  Berno, Gambal & Barbee is a Delaware corporation.

     This statement is being filed by Berno, Gambal & Barbee, Inc., a Delaware corporation and federally registered investment advisor ("BGB"). BGB provides investment advisory services to the Aegis Value Fund, Inc., a registered investment company, as well as private investment advisory clients (the "Accounts"). The reporting persons do not admit that they constitute a group. Information concerning the name, business address, principal occupation and citizenship of each of the executive officers and directors of BGB is set forth in Exhibit A.

     During the last five years, BGB has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has BGB been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that caused BGB, as a result of such proceeding, to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Aegis Value Fund holds an aggregate of 17,000 shares, which were purchased for cash in the amount of $284,922.00 including brokerage commissions. The assets of the Aegis Value Fund were used to purchase such shares, and no part of the purchase price was represented by borrowed funds.

     The Accounts own an aggregate of 57,025 shares, which were purchased for cash, or on margin in accordance with margin agreements on industry standard terms, in the amount of $934,479.30 including brokerage commissions. Except for margin purchases, the assets of the Accounts were used in making such purchases and no part of the purchase price was represented by borrowed funds.

     Of the 74,025 shares BGB beneficially owns, 17,000 shares also may be deemed beneficially owned by William S. Berno and Scott L. Barbee as a result of their positions as officers and directors of the Aegis Value Fund, which could be deemed to confer upon them shared voting and/or investment power over the shares Aegis Value Fund beneficially owns.



CUSIP NO. 748802-10                 13D                        PAGE 4 OF 8 PAGES
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ITEM 4.  PURPOSE OF TRANSACTION

     All of the shares of the Company owned by the Reporting Person (BGB) were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. BGB is regularly engaged in providing investment advisory services and investing in various equity securities on behalf of the Accounts and the Aegis Value Fund that it deems to be undervalued in the marketplace.

     In the ordinary course of its business activities, BGB analyzes the operations, capital structure, management strategies and corporate governance of the companies in whose securities it invests (including those of the Company) on a continuous basis through, among other things, analysis of various documents and discussions with knowledgeable industry observers and with representatives of such companies. In the course of its business activities, BGB may participate in interviews or hold discussions with third parties, including other holders of securities of subject companies, or with management of subject companies in which BGB may suggest or take a position on potential changes in the operations, management or capital structure of such companies in order to enhance shareholder value of the subject companies. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D filing form, including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, and restructuring the company's capitalization.

     Based on the Company's performance and depending on further study of the Company's business and prospects, and upon future developments (including, without limitation, performance of the Company's stock in the market, the attitude of, actions taken and information provided by the Company's Board of Directors and management, availability of funds, alternative investments, and monetary, stock market and general economic conditions), BGB may from time to time purchase additional shares of the Company's stock or dispose of all or a portion of the shares.

     During the period from July 5, 2001 through the date of this Statement, BGB has conducted telephone conversations with members of the Company's management and intends to enter into a constructive dialogue with the Company's board of directors. While BGB has not as of the date of this Statement made any specific suggestions or proposals to the Company, it is BGB's opinion that the Company's shares are currently undervalued in the marketplace. The purpose of BGB's conversations with management and the board is to initiate a dialogue regarding possible steps to enhance shareholder value including, but not limited to, the items specified in clauses (a) through (j) of Item 4 of the Schedule 13D filing form. BGB expects to continue its discussions with the Company's management and board, and may in the future make suggestions or proposals intended to enhance shareholder value, or take a position supporting such suggestions or proposals made by other shareholders or outside parties.

     Except as set forth in this Item 4, BGB has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, but will continue to review its position based upon further developments.


CUSIP NO. 748802-10                 13D                        PAGE 5 OF 8 PAGES
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As investment advisor to the Aegis Value Fund and the Accounts, BGB may be deemed the beneficial owner of 74,025 Common Shares, or 5.4% of the Class.
To the best of the knowledge of BGB, included in the total Shares held by the Accounts at the date of this Statement are the following numbers of shares held by persons named in Exhibit A in their personal and family accounts:
   William S. Berno -- 800 shares             Paul Gambal -- 1,350 shares
   Scott L. Barbee -- 3,000 shares

     (b) BGB, as investment advisor to the Aegis Value Fund and the Accounts, has sole power to dispose of all 74,025 shares held by the Aegis Value Fund and the Accounts. BGB, as investment advisor to the Accounts, has sole power to vote or direct the voting of 57,025 shares held by the Accounts and no power to vote the 17,000 shares held by the Aegis Value Fund. Of the 17,000 shares with respect to which William S. Berno and Scott L. Barbee may be deemed to be beneficial owner, Mr. Berno and Mr. Barbee have sole voting but no dispositive power over 17,000 shares and no shares over which they have shared dispositive and no voting power. William S. Berno, Paul Gambal and Scott L. Barbee have sole power to vote or direct the voting of the 5,150 shares held in their personal and family accounts and sole power to dispose of the 5,150 shares held in those accounts. To the best of the knowledge of BGB, there are no shares of the Company over which BGB shares voting and dispositive power and no shares over which BGB has no voting or dispositive power.

     (c) See Exhibit B.

     (d) Since the shares are held by the Aegis Value Fund and the Accounts, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. To the best of the knowledge of BGB, no single shareholder holds more than five percent of the outstanding shares of the class on the date hereof.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     BGB is the investment advisor of the Aegis Value Fund and the Accounts pursuant to separate investment management agreements which provide BGB with the authority, among other things, to invest the funds of the Aegis Value Fund and the Accounts in securities (including shares of the Company), to hold, vote, and dispose of those shares, and to file this Statement. Neither BGB nor any of the persons named in Exhibit A have any contract, arrangement, understanding or relationship on behalf of the Aegis Value Fund or the Accounts with any person with respect to any securities of the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A     Executive Officers and Directors of Berno, Gambal & Barbee, Inc.

Exhibit B     Purchase and sale data for Common Stock of the Company
CUSIP NO. 748802-10                 13D                        PAGE 6 OF 8 PAGES
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SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  July 12, 2001

BERNO, GAMBAL & BARBEE, INC.
WILLIAM S. BERNO

By:  /s/ William S. Berno
         Managing Director


                                 EXHIBIT A


        EXECUTIVE OFFICERS AND DIRECTORS OF BERNO, GAMBAL & BARBEE, INC.

                            As of July 12, 2001

Name                            Office
----                            ------

William S. Berno                Managing Director

Paul Gambal                     Managing Director

Scott L. Barbee                 Managing Director


Each executive officer of Berno, Gambal & Barbee, Inc. also serves as a member of the firm's board of directors. The business address of each person listed above is Berno, Gambal & Barbee, Inc., 1100 North Glebe Road, Suite 1040, Arlington, VA 22201-4798. To the best knowledge of Berno, Gambal & Barbee, Inc., each of the persons listed above is a citizen of the United States and, during the last five years, no person listed above (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.









CUSIP NO. 748802-10                 13D                        PAGE 7 OF 8 PAGES
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                                 EXHIBIT B

                           PURCHASE AND SALE DATA


                              Aegis Value Fund
                              ----------------

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  Trade Date       Transaction Type       # of Shares        Price Per Share
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  6/01/01                Buy                   1,000               $17.13
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  6/04/01                Buy                   2,000               $16.995
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  6/05/01                Buy                   1,000               $16.90
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  6/06/01                Buy                   2,000               $16.95
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  6/27/01                Buy                   4,000               $16.80
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  7/05/01                Buy                   5,000               $16.75
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                              Private Accounts
                              ----------------

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  6/13/01               Buy                     200               $16.95
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  6/13/01               Buy                     200               $16.99
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  6/13/01               Buy                     200               $16.95
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  6/13/01               Buy                     300               $16.95
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  6/13/01               Buy                     200               $16.95
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  6/13/01               Buy                     300               $16.95
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  6/13/01               Buy                     200               $16.99
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  6/13/01               Buy                     200               $16.95
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  6/18/01               Buy                     100               $17.00
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  6/20/01               Buy                     200               $17.00
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CUSIP NO. 748802-10                 13D                        PAGE 8 OF 8 PAGES
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  Trade Date       Transaction Type       # of Shares        Price Per Share
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  6/26/01               Buy                   1,000               $16.82
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  6/26/01               Buy                   1,000               $16.82
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  6/26/01               Buy                   1,000               $16.82
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  6/29/01               Buy                   2,000               $16.73
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  7/05/01               Buy                   1,000               $16.75
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  7/05/01               Buy                     800               $16.80
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